UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                          Brantley Capital Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   105-494-108
                                 (CUSIP Number)


                                Richard A. Barone
                               Ancora Capital Inc.
                              One Chagrin Highlands
                          2000 Auburn Drive, Suite 420
                              Cleveland, Ohio 44122
                                 (216) 825-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 31, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.                                                     Page 2 of 6 Pages
105-494-108
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Richard A. Barone
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                        (b) |_|

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 3      SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  4     SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) |_|

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Ohio, U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   7   SOLE VOTING POWER
NUMBER OF                              20,000
SHARES
BENEFICIALLY                     -----------------------------------------------
OWNED BY                         -----------------------------------------------
EACH
REPORTING PERSON                   8   SHARED VOTING POWER
WITH                                   0

                                 -----------------------------------------------
                                 -----------------------------------------------

                                   9   SOLE DISPOSITIVE POWER
                                       20,000

                                 -----------------------------------------------
                                 -----------------------------------------------

                                  10   SHARED DISPOSITIVE POWER
                                       425,580

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  445,580

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 12     CHECK BOX  IF THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        |_|

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  11.69%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

     This Statement relates to the shares of Common Stock (the "Shares") of Brantley Capital Corporation ("Brantley" or the "Issuer"). The principal executive offices of Brantley are located at 20600 Chagrin Boulevard, Suite 1150, Cleveland, Ohio 44122.

Item 2.  Identity and Background

     On October 3, 2000, Resource Management, Inc. ("RMI") d.b.a. Maxus Investment Group ("MIG"), executed an Agreement and Plan of Merger with Fifth Third Bancorp ("FTB"), pursuant to which FTB acquired all of the stock of RMI by means of a merger of RMI with and into FTB. MIG was a financial services corporation which owned all of the outstanding shares of Gelfand Maxus Asset Management Inc., an entity incorporated under the laws of the State of Ohio ("GMAM"), Maxus Asset Management, an entity incorporated under the laws of the State of Ohio ("MAM"), and Maxus Securities Corporation, an entity incorporated under the laws of the State of Ohio ("MSC"). GMAM and MAM were registered investment advisors having the power to dispose of the Shares owned by the investment clients for which they acted as advisors. MSC was a broker-dealer. MAM acted as the investment adviser to and manager for Maxus Income Fund, Maxus Equity Fund, Maxus Laureate Fund, Maxus Ohio Heartland Fund and Maxus Aggressive Value Fund pursuant to an Investment Advisory and Administration Agreement.

     FTB, an Ohio corporation, is a registered financial holding company and a bank holding company. FTB provides a diversified range of banking and nonbanking services and products. FTB's principal office is located in Cincinnati, Ohio and its common stock is traded in the over-the-counter market through The Nasdaq National Market under the symbol "FITB."

     Richard A. Barone, an individual ("Mr. Barone"), was a director of GMAM; the controlling shareholder of MIG; principally employed as CEO of MIG, MAM, and MSC; Chairman of Maxus Income Fund, Maxus Equity Fund, Maxus Laureate Fund, Maxus Ohio Heartland Fund and Maxus Aggressive Value Fund, all of which are registered under the Investment Company Act of 1940. On November 30, 2000, RMI sold its stock investment in BD Holdings Inc., an entity incorporated under the laws of the State of Nevada ("BDH"), to Mr. Barone. BDH later changed its name to Ancora Securities Inc. ("Ancora Securities"), which became a wholly-owned subsidiary of Ancora Capital Inc. ("Ancora Capital"). Ancora Securities is a broker-dealer that operates a correspondence business which executes marketable security transactions on behalf of other broker-dealers and serves as broker to a limited number of individual and institutional clients.

     The Agreement and Plan of Merger between FTB and RMI closed on January 2, 2001. Upon the closing of the Transaction, MAM became a wholly-owned subsidiary of FTB. MAM has changed its name to Fifth Third Investment Advisors ("FTIA"). Mr. Barone no longer has an official title or responsibilities at FTIA except as portfolio manager. A majority of the outstanding voting shareholders of the Maxus Income Fund, Maxus Equity Fund and Maxus Aggressive Value Fund approved a New Investment Advisory Agreement with FTIA in which Mr. Barone was retained as the portfolio manager of these funds, which have been merged into the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund and the Fifth Third (Maxus) Strategic Income Fund respectively.

     As a result of the items described above, this Amendment Statement is filed on behalf of Mr. Barone, an individual, whose business address is One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122. Mr. Barone and the other entities named herein each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

     Ancora Capital is a recently formed holding company which owns 100% of the stock of Ancora Securities (formerly BDH). Ancora Capital is not associated with FTIA or FTB. Mr. Barone is the controlling shareholder of Ancora Capital; an individual investor; portfolio manager of the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund and the Fifth Third (Maxus) Strategic Income Fund, all of which are registered under the Investment Company Act of 1940; and portfolio manager of Fifth Third Investment Advisors for privately managed client accounts managed by Fifth Third Investment Advisors.

     During the last five years, Mr. Barone has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Barone is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration

     Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 138,880 Shares purchased by Ancora Securities for the accounts of its investment clients. Ancora Securities disclaims beneficial ownership of such Shares.

Item 4.  Purpose of Transaction

     Mr. Barone and the other entities named herein acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, Mr. Barone and other entities named herein may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

     According to a Schedule 13D filed June 10, 2002 by Phillip Goldstein with respect to the Common Stock of the Issuer, Mr. Goldstein, a director of Brantley and the beneficial owner of 253,400 Shares or 6.65% of the outstanding Shares, and Robert P. Pinkas, Chairman of the Board of Directors of Brantley, have reached an impasse with respect to the best way to maximize value for shareholders. As a result, Mr. Goldstein has notified Brantley that he intends to nominate two people, Gerald Hellerman and Andrew Dakos, for election as directors, and to present two proposals at Brantley's 2002 Annual Meeting of Shareholders scheduled for August 8, 2002 (Brantley's 2002 Annual Meeting of Shareholders has been rescheduled for September 17, 2002). The proposals to be presented include a proposal that an orderly liquidation of Brantley be commenced as soon as practicable, and if that proposal is approved, that the existing investment advisory agreement be terminated and a new advisory agreement be negotiated at a reduced fee.

     Mr. Barone filed a Schedule 13D on June 14, 2002 supporting Mr. Goldstein regarding his intent to nominate such individuals and present such proposals. Mr. Barone continues to support the plan described by Mr. Goldstein in
Schedule 13D filed June 10, 2002. As noted on page 2 of this Statement, Mr. Barone has sole voting power over 20,000 Shares, shared voting power over no Shares, sole dispositive power over 20,000 Shares and shared dispositive power over 425,580 Shares. There is no agreement between Mr. Barone, the other entities named herein and Mr. Goldstein to buy, sell or vote their Shares together.

Item 5.  Interest in Securities of the Issuer

     Set forth below for Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of the beginning of business on August 6, 2002, and the percentage of the Shares outstanding represented by such ownership (based on 3,810,535 shares outstanding):

Name:                               No. of Shares         Percent of Class

Ancora Securities(1)                 118,880                   3.12 %

Richard Barone(2)                     20,000                   0.52 %

Fifth Third Mutual                    71,200                   1.87 %
Funds(3)

Fifth Third Managed                  235,500                   6.18 %
Accounts(4)

Total(5)                             445,580                  11.69 %

(1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(2) Shares owned directly by Mr. Barone as an individual investor and are held at Ancora Securities.

(3) Mr. Barone owns zero of these Shares directly but, by virtue of his positions as portfolio manager of the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund and the Fifth Third (Maxus) Strategic Income Fund, all of which are registered under the Investment Company Act of 1940, he may be deemed to beneficially own 71,200 Shares. Mr. Barone disclaims beneficial ownership of all such Shares.

(4) Mr. Barone owns zero of these Shares directly but, by virtue of his positions as portfolio manager of Fifth Third Investment Advisors for privately managed client accounts managed by Fifth Third Investment Advisors, he may be deemed to beneficially own 235,500 Shares. Mr. Barone disclaims beneficial ownership of all such Shares.

(5) Mr. Barone owns 20,000 Shares directly but, by virtue of his positions as the controlling shareholder of Ancora Securities; an individual investor; portfolio manager of the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund and the Fifth Third (Maxus) Strategic Income Fund; and portfolio manager of Fifth Third Investment Advisors for privately managed client accounts managed by Fifth Third Investment Advisors, he may be deemed to beneficially own 445,580 Shares. Mr. Barone disclaims beneficial ownership of 425,580 such Shares.

     (c) The following transactions were effected since the most recent filing of Schedule 13D:

		See Exhibit A Relevant Transactions in Shares.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Phillip Goldstein and related entities have brokerage accounts with Samuels, Chase & Co., which has a business arrangement for execution with Ancora Securities. Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Barone and any of the entities named herein or any other person with respect to any Shares.

Item 7.  Material to Be Filed as Exhibits

     Exhibit A Relevant Transactions in Share.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     August 7, 2002                        /s/ Richard A. Barone
     -------------                        ---------------------
     Date                                       Signature


                                          Richard A. Barone
                                          -----------------
                                             Name/Title

      			      EXHIBIT A

	   	  Brantley Capital Corporation (BBDC)
                      SECURITY CROSS REFERENCE

Date                                                    Unit
Purchased                      Quantity                 Cost
---------                     ----------               ------

6/11/2002			  500 			 9.81
6/11/2002			  500 			 9.81
6/11/2002			  100 			 9.54
6/11/2002			  500 			 9.54
6/17/2002			  100 		      	10.25
6/17/2002			  100 			10.21
6/17/2002			  100 			10.19
6/17/2002			  100 			10.20
6/17/2002			  100 			10.15
6/17/2002			  100 			10.15
6/17/2002			  100 			10.15
6/17/2002			  100 			10.05
6/17/2002			  100 			10.10
6/17/2002			  600 			10.00
6/17/2002			  500 			 9.94
6/26/2002			3,000 			 9.86
6/26/2002			1,000 			 9.86
6/26/2002			  500 			 9.86
6/26/2002			  500 			 9.86
7/03/2002			  200 			 9.50
7/03/2002			  300 			 9.50
7/03/2002			  500 			 9.50
7/03/2002			1,600 			 9.50
7/03/2002			  400 			 9.50
7/03/2002			  100 			 9.50
7/03/2002			1,000 			 9.49
7/03/2002			  400 			 9.49
7/03/2002			  500 			 9.49
7/03/2002			3,900 			 9.45
7/03/2002			  100 			 9.45
7/03/2002			  500 			 9.45
7/03/2002			  500 			 9.45
7/03/2002			4,500 			 9.42
7/03/2002			  500 			 9.42
7/22/2002			1,500 			 8.90
7/23/2002			4,500 			 8.34
7/23/2002			  500 			 8.34
7/24/2002			  600 			 8.39
7/24/2002			  900 			 8.39
7/24/2002			1,000 			 8.39
7/24/2002			2,000 			 8.39
7/24/2002			  500 			 8.39
7/25/2002			  500 			 8.27
7/25/2002			1,000 			 8.27
7/25/2002			  500 			 8.27
7/25/2002			1,000 			 8.27
7/25/2002			  500 			 8.27
7/25/2002			1,000 			 8.27
7/25/2002			  900 			 8.23
7/25/2002			  600 			 8.27
7/25/2002			  500 			 8.23
7/25/2002			  200 			 8.23
7/25/2002			1,800 			 8.46
7/25/2002			  500 			 8.46
7/26/2002			  900 			 8.46
7/26/2002			  700 			 9.00
7/26/2002			  500 			 8.46
7/26/2002			  100 			 8.71
7/26/2002			  100 			 8.70
7/26/2002			  100 			 8.70
7/26/2002			  100 			 8.66
7/26/2002			  100 			 8.61
7/26/2002			  100 			 8.56
7/26/2002			  100 			 8.51
7/29/2002			  500 			 8.60
7/29/2002			  500 			 8.60
7/29/2002			  500 			 8.50
7/29/2002			1,000 			 8.60
7/29/2002			  100 			 8.60
7/29/2002			  100 			 8.55
7/29/2002			  100 			 8.50
8/01/2002			1,200 			 8.34
8/01/2002			1,000 			 8.34
8/01/2002			  400 			 8.85
8/01/2002			  100 			 8.80
8/01/2002			  100 			 8.75
8/01/2002			  100 			 8.70
8/01/2002			  100 			 8.65
8/01/2002			  100 			 8.60
8/01/2002			  100 			 8.55
8/01/2002			  700 			 8.50
8/01/2002			  500 			 8.50

                               -------
                               54,100